уралсвязьинформ
Открытое акционерное общество «Уралсвязьинформ»
614096, Россия, г. Пермь, ул. Ленина, 68
телефон (3422) 34-12-00, факс (3422) 34-33-36

р/с 40702810700007230300,в АКИБ «Почтобанк»
к/с 30101810400000000705, БИК 045773705
ИНН 5902183094, ОКОНХ 52300, ОКПО 01134530

Exemption No.:82-4545

№ 29-6-246 от 31.07.02
на № от
отдел

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop
Washington, D.C. 20549
U.S.A.

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions.

Sincerely yours,

V.Rybakine
General Director

8/19

UralSvyazInform

68, Lenin Street, Perm, Russia 614096
Tel: +7 (3422) 34-12-00; Fax: +7 (3422) 34-33-36
www.uralsviazinform.com

July 30, 2002

Uralsvyazinform 1H2002 Results Statement *

Company revenues in the 1st half of 2002 grew by 50% against the comparable period of 2001, and amounted to RUR1,451 ml. The brisk growth of mobile market represented a major driver of revenue growth, equating to RUR430 ml or 29.6% of overall earnings.

Expenses totaled RUR1,087.3 ml which was 23.3% higher than in 1H2001. The level of revenues well ahead of expenses secured an increase in sales profit of RUR352.3 ml, as well as EBITDA up to RUR597.6 ml.

However, negative exchange differences under foreign currency contracts adversely impacted both pre-tax profit and net profit following the upgrowth of Euro exchange rate.

In 1H2002 the company commissioned the SDH network comprised of three toll lines at overall spread of 51,04 km. The infrastructure was built upon the equipment manufactured by both domestic (TLS-31 Morion, Perm) and foreign suppliers (PPO 9470 LH Alcatel, Italy). Additionally, the Company concluded purchase contracts with Alcatel concerning 2 long-distance exchanges to be installed in Perm and Surgut, which would serve 18 thousand ports.

In terms of local exchange capacity, Uralsvyazinform additionally implemented a number of ATS at a capacity of 10.1 thousand numbers, extending the overall capacity of fixed-line network to 664.4 thousand. The equipment installed was manufactured by Beto-Huawei (Ufa) and BroadAccess (Israel). As of 1H2002 the subscriber base for fixed-line services totaled 597 thousand, indicating an increment of 34.5 thousand over the comparable period of 2001.

The Alcatel GSM-900/1800 switching station capacity was extended to 150 thousand subscribers from 50 thousand respectively. Furthermore, 42 base stations of GSM and NMT standards were put in operation, based on equipment manufactured by DAMM BS NMT-450i (Denmark), BTS (Huwei), MBTS G-2 (Germany), Evolium A9100 Medi (Germany), Evolium A9100 Mini (Germany) and MSC/VLR (Alcatel). The subscriber base for mobile telephony ran up to 99.3 thousand, including 83.6 thousand GSM subscribers.

New value-added services have been introduced within the Multiservice Network, which was commissioned in June this year, based on Plus Communications equipment.

On June 10, 2002 FCSM of Russia registered share and bond issues of Uralsvyazinform, designated to replace the existing securities of merging Urals region telecoms. The recent activities to complete the merger involve measures to discontinue operation of the merging companies as standalone entities; relocation of assets, finance and human resources to OAO "Uralsvyazinform".

Key Performance Indicators

		1H2001	1H2002
1	2	3	4
1. Sales	*RUR ml.*	967.5	1 451.8
2. Costs	*RUR ml.*	881.6	1 087.3

Investor Relations Dept.
Tel.: (3422) 90 58 63
Fax: (3422) 34 33 36
e-mail: investor@usi.ru

UralSvyazInform

68, Lenin Street, Perm, Russia 614096
Tel: +7 (3422) 34-12-00, Fax: +7 (3422) 34-33-36
www.uralsviazinform.com

3. EBITDA	*RUR ml.*	336.6	597.6
4. Sales Profit	*RUR ml.*	85.9	352.3
5. Pre-tax Profit	*RUR ml.*	49.5	5.2
6. Net Profit	*RUR ml.*	6.0	3.8
7. Amortization	*RUR ml.*	250.7	245.3
Long-Distance			
8. Domestic Long-Distance Revenues	*RUR ml.*	279.2	303.8
9. International Long-Distance Revenues	*RUR ml.*	41.4	51.7
10. Domestic Long-Distance Traffic	*min. ml*	70.9	83.7
11. International Long-Distance Traffic	*min. ml.*	3.8	4.0
Fixed-Line Network			
12. Revenues	*RUR ml.*	312.0	409.5
13. Installed Capacity	*Lines thous.*	607.6	664.4
14. Number of Subscribers	*Lines thous.*	562.7	597.1
15. Telephone Penetration per 100 inhabitants	*Lines*	20.6	24.4
16. Digitalization	*%*	55.7	56.6
17. Waiting List	*Lines thous*	98.8	88.4
Mobile			
18. Revenues	*RUR ml.*	207.3	430.0
19. Installed Capacity, *including*	*Lines thous*	32.9	168.9
GSM-900	*Lines thous*	20.0	150.0
NMT-450	*Lines thous*	9.0	15.0
AMPS-800	*Lines thous*	3.9	3.9
20. Number of Subscribers, *including*	*Lines thous*	25.3	99.3
GSM-900	*Lines thous*	13.8	83.6
NMT-450	*Lines thous*	9.4	14.0
DAMPS-800	*Lines thous*	2.0	1.7
Paging			
21. Revenues	*RUR ml.*	6.0	8.1
22. Installed Capacity	*Lines thous*	25.0	25.0
23. Number of Subscribers	*Lines thous*	20.1	27.0
Internet (via Perminform)			
24. Revenues	*RUR ml.*	12.1	22.6
25.Number of Subscribers	*Thous*	7.1	10.1
26. Number of Employees	*Thous.*	7.6	7.3
27. Sales per Line (Sales/number of fixed-line and mobile subscribers)	*RUR thous.*	1.7	2.1
28. Sales per Employee (Sales / number of employees)	*RUR thous.*	127.7	194.0
29. Lines per 1 employee	*lines*	77.4	95.4
30. Sales per Share	*RUR*	0.11	0.16
31. Sales Profit per Share	*RUR*	0.009	0.037

* - in accordance with Russian Accounting Standards

Investor Relations Dept.
Tel.: (3422) 90 58 63
Fax: (3422) 34 33 36
e-mail: investor@usi.ru

UralSvyazInform

68, Lenin Street, Perm, Russia 614096
Tel.: +7 (3422) 34-12-00, Fax: +7 (3422) 34-33-36
www.uralsviazinform.com

July 9, 2002

The Board of Directors approves placement of bonds

On June 28, 2002 the Board took a decision to approve placement of RUR1bln worth bonds' issue, as well as the respective Decision of issue and Prospectus.

The following parameters of issue have been specified: non-convertible interest bearing documentary bearer bonds of 02 series, which are subject to mandatory centralized custody of 1,000,000 pieces at nominal value of RUR1, 000 each, redeemable on the 1080 day since the beginning of placement. The overall volume of issue is RUR1, 000,000,000 (1 bln), with placement to be made through open subscription.

The bond income is determined as a total of coupon payments, made at each coupon period, added with a discount, emerging from the difference between redemption price (nominal value) and placement price. The latter is due to be disclosed in mass media (Vedomosti, Izvestiya, Kommersant) no later than 10 days before the placement. The coupon interest rate is fixed at 17.5% per annum. There are 12 coupon payments to be effected until the maturity of bonds.

Moscow Interbank Currency Exchange (MICEX) has undertaken the distribution of the issue.

The date of placement will be unveiled as soon as FSCM has finished with the federal registration of the issue. The placement will be initiated not earlier than 14 days after this information has been publicized in the Supplement to Vestnik of FCSM, and either of the following papers: Vedomosti, Izvestiya, Kommersant.

Renaissance Capital and Web-invest Bank have been appointed as Organizers and Co-Lead Managers for bonds' placement, while JSC Svyazinvest has undertaken to coordinate the project.

Investor Relations Dept.
Tel.: (3422) 90 58 63
Fax: (3422) 34 33 36
e-mail: investor@usi.ru

UralSvyazInform

68, Lenin Street, Perm, Russia 614096
Tel: +7 (3422) 34-12-00, Fax: +7 (3422) 34-33-36
www.uralsviazinform.com

June 21, 2002

The process of Urals telecoms merger is projected to be accomplished by November, 2002

On June 10, 2002 Federal Commission for Securities Market registered the issues of Uralsvyazinform securities, which involved six issues of common registered non-documentary shares, six issues of preferred registered non-documentary shares, and seventy issues of bonds, which are designated to replace the corresponding shares and bonds of Urals region telecoms merging with the Company (OAO "Uraltelecom", OAO "Svyazinform" of Chelyabinsk region, OAO "Tyumentelecom", OAO "Khantymansyiskokrtelecom", OAO "Yamalelectrosvyaz", OAO "Electrosvyaz" of Kurgan region).

Total number of common shares thereby registered is 24,751,863,698 at par value of RUR0.12, total value of issue is RUR2,981,023,644.

Total number of preferred shares thereby registered is 8,244,857,647 at par value of RUR0.12, total value of issue is RUR989,382,918.

Total number of bonds is 1,132,958, total value of issue is RUR73,932,280.

The recent activities to complete the merger involve measures to discontinue operation of the merging companies as standalone entities; relocation of assets, finance and human resources to OAO "Uralsvyazinform".

Investor Relations Dept.
Tel.: (3422) 90 58 63
Fax: (3422) 34 33 36
e-mail: neverova@usi.ru

UralSvyazInform

68, Lenin Street, Perm, Russia 614096
Tel: +7 (3422) 34-12-00, Fax: +7 (3422) 34-33-36
www.uralsviazinform.com

June 13, 2002

Uralsvyazinform announces shareholders' register transfer to ZAO "Registrator-Svyaz"

On June 11, 2002 Uralsvyazinform assigned ZAO "Registrator-Svyaz" to hold the Shareholders' Register pursuant to the decision of the Board of Directors. Such transition was confined within the program of telecom industry restructuring, the latter implying telecoms registers' transfer to the unified registrar.

Abstracts from registry and reassignment of rights requests are currently processed by ZAO "Registrator-Svyaz", located at 107014 Moscow, B.Olenya St., 15A, P.O. Box 128, tel. +7 (095) 268-7013.

Investor Relations Dept.
Tel.: (3422) 90 58 63
Fax: (3422) 34 33 36
e-mail: neverova@usi.ru

UralSvyazInform
68 Lenin St. Perm Russia 614096 Tel. (3422) 34-12-00, fax (3422) 34-33-36
www.uralsviazinform.ru

January 11, 2002

Ministry of Antimnopoly Policy of Russia consents to 6 Telecoms to join Uralsvyazinform

On January 3, 2002 MAP of Russia acceded to the joining of 6 regional telecommunication operators to Uralsvyazinform. Among these are OAO "UralTelecom", OAO "SvyazInform", OAO "Tumentelecom", OAO "Electrosvyaz", OAO "Khantymansyiskokrtelecom" and OAO "Yamalelectrosvyaz".

Investor Relations Dept.
Tel.: (3422) 90 58 63
Fax: (3422) 34 33 36
e-mail: investor@usi.ru

UralSvyazInform

68, Lenin Street, Perm, Russia 614096
Tel: +7 (3422) 34-12-00, Fax: +7 (3422) 34-33-36
www.uralsviazinform.com

June 5, 2002

The Board nominates members of the Managing Committee

On May 31, 2002 the Board of Directors appointed the new members of the managing committee, held elections of the Board's Chairman, Vice-Chairman and Secretary. Anton I. Osipchuk, Senior Deputy Director of JSC "Svyazinvest" was elected the Chairman, Vladimir I. Rybakin, General Director of JSC "Uralsvyazinform" - Vice-Chairman, and Constantine K. Chulakov, head of administrative department of JSC "Uralsvyazinform" was designated as the Board's Secretary.

The Board appointed Vladimir I. Rybakin the CEO of the Company. The Managing Committee members were nominated as follows:

- Valery G. Bakov - Deputy General Director - Director of Perm Communications Center
- Andrey Y. Belobokov - Deputy General Director, Director for Strategic Planning
- Oleg I. Bukharinov - Deputy General Director, Director of the Service Center
- Vladimir K. Zavidov - Director of the Berezniki Subsidiary
- Nadezhda A. Kalashnikova - Head of the Legal Office
- Valery N. Kovylyaev - Director of the Kudymkar Subsidiary
- Sergey I. Kuzyaev - Deputy General Director, Finance Director
- Lidia V. Onuchina - Deputy General Director, Chief Accountant
- Oleg P. Orlov - Deputy General Director, Director for Capital Construction
- Aleksandr A. Palkin - Director of the Lysva Subsidiary
- Viktor P. Sanachiev - First Deputy General Director - Executive Director
- Anatoly Y. Ufimkin - General Director of JSC "Svyazinform" of Chelyabinsk region
- Aleksandr P. Fedoseyev - Deputy General Director - Director for Technology and Investment
- Vladimir G. Tchukavin - Director of the Kungur subsidiary

Investor Relations Dept.
Tel.: (3422) 90 58 63
Fax: (3422) 34 33 36
e-mail: neverova@usi.ru

UralSvyazinform
68 Lenin St. Perm Russia 614096 Tel. (3422) 34-12-00, fax (3422) 34-33-36
www.uralsviazinform.ru

May 23, 2002

Uralsvyazinform appoints Renaissance Capital and Web-Invest as Organizers and Co-Lead Managers for placement of corporate bonds. JSC Svyazinvest undertakes to coordinate the project.

Uralsvyazinform has today officially announced of Renaissance Capital and Web-invest Bank appointment as Sole Organizers and Co-Lead Managers for bonds placement of the Company. JSC Svyazinvest undertakes project coordination.

Placement of bonds was specified in the corporate budget of 2002. The Board of Directors is to take the decision for bonds' issue within the nearest future. The value of the issue is presumed to be RUR1bln. The funds obtained are supposed to be invested in the most lucrative telecommunication projects, including mobile and long-distance telephony.

Renaissance Capital (www.rencap.com) is the leading independent investment group operating in the Russian financial market, serving both domestic and international clients. Since its foundation in 1995, the company has raised US$6 billion for Russian companies and concluded a number of high profile deals. Renaissance Capital acted as Lead Arranger in the issuance and placement of BashCreditBank bonds (2001) and Lead Arranger in the issuance and placement of sub-sovereign bonds of the Republic of Bashkortostan (2001). In July 2001 Renaissance Capital was named as 'The Best Debt House in Russia' by 'Euromoney' magazine.

Web-Invest Bank (www.web-invest.ru) specializes in arranging bond issues of Russian corporations and federal entities, and is a leading player in the field of bonds market and Internet trading. Web-Invest acted as bond issuance organizer for the administration of Leningrad oblast (2001), the underwriter of bond issue of Komi District (2002), and the market maker for the bonds issue of JSC Aeroflot - Russian Airwaves. (2002) As of April, 2002 Web-invest was recognized a discovery of 2001 by the National Association of Equity Market Participants (NAUFOR).

Investor Relations Dept.
Tel.: (3422) 90 58 63
Fax: (3422) 34 33 36
e-mail: investor@usi.ru

UralSvyazInform
68 Lenin St. Perm Russia 614096 Tel. (3422) 34-12-00, fax (3422) 34-33-36
www.uralsviazinform.ru

January 17, 2002

Board of Directors to consider supplementary shares and bonds issues on January 29, 2002

January 29, 2002 is the date fixed for the forthcoming session of the Board of Directors, which will look into the following issues:

1. An increase in the authorized capital, approval of decisions of issue and prospectus on common and preference shares;
2. Placement of Uralsvyazinform corporate bonds and approval of decision of issue.

All the securities mentioned are to be placed through converting securities of joining companies (i.e. OAO "UralTelecom", OAO "SvyazInform" of Chelyabinsk region, OAO "Tumentelecom", OAO "Electrosvyaz" of Kurgan region, OAO "Khantymansyiskokrtelecom" and OAO "Yamalelectrosvyaz") into these issued.

Following the approval by the Board of Directors, all the necessary documents will be submitted to FCSM of Russia.

Investor Relations Dept.
Tel.: (3422) 90 58 63
Fax: (3422) 34 33 36
e-mail: investor@usi.ru

UralSvyazInform
68 Lenin St. Perm Russia 614096 Tel. (3422) 34-12-00, fax (3422) 34-33-36
www.uralsviazinform.ru

March 1, 2002

Board of Directors Introduces an Item to AGM Agenda on Nominees to the Board

The Board has approved shareholder's suggestions that additional items should be introduced into the AGM agenda, concerning nominees to the Board of Directors and Auditing Commission, along with approval of new edition of the Company Charter.

Candidates, nominated to the Board of Directors are reported to be:

- Belov Vadim Yevgenievich – Deputy General Director of OAO "SvyazInvest"
- Bilibin Yuri Alexandrovich – Assistant General Director of OAO "SvyazInvest"
- Grigorieva Alla Borisovna – Deputy Director – and Chief of Corporate Governance Department of OAO "SvyazInvest"
- Juk Vladimir Alexandrovich – Chairman of Regional Communications Trade Union Committee
- Osipchuk Anton Igorevich – Vice-General Director of OAO "SvyazInvest"
- Perminov Leonid Mikhailovich – Acting Chief of the State Supervisory Department for Communications in Urals region
- Rybakin Vladimir Ilyich – General Director of OAO "Uralsvyazinform"
- Yurpalov Sergey Yurievich – Head of Finance and Economic Department of Authorized Presidential Institution in Urals Federal Region

Investor Relations Dept.
Tel.: (3422) 90 58 63
Fax: (3422) 34 33 36
e-mail: investor@usi.ru

UralSvyazinform
68 Lenin St. Perm Russia 614096 Tel. (3422) 34-12-00, fax (3422) 34-33-36
www.uralsviazinform.ru

May 8, 2002

Uralsvyazinform 1Q2002 Performance Statement *

Uralsvyazinform revenues in the first quarter of 2002 rose by 41% compared to the similar period of the previous year and amounted to RUR689.3 ml. The revenue growth outpaced this of expenditure, equating to 128% versus 1Q2001. Company EBITDA was RUR275ml or 156% growth compared to 1Q2001. Sales profit totaled RUR152.4 ml., (225% increase from comparable period of previous year). Pre-tax profit in 1Q2002 saw a decline in comparison with that of 1Q2001, making RUR8.7ml, which is reflective of alterations in the company's accounting policies, adopted for 2002. The above-mentioned alterations involved the mandatory allocation of reserves to cover doubtful debts, which added to the extraordinary expenses and consequently, shrank the pre-tax profit. Net profit for the reporting period was RUR8.6ml (117% compared to 1Q2001).

An increase in subscriber numbers of the fixed telephone network in the 1st quarter 2002 was 9.0 thousand, mobile subscribers – 11,7 thousand of which 11,6 thousand were GSM network clients.

In January 2002 Ministry for Antitrust Policy officially authorized Uralsvyazinform to carry out the reorganization in form of merger with 6 regional telecoms, including UralTelecom of Sverdlovsk region, Svyazinform of Chelyabinsk region, Tyumentelecom, Khantymansyiskokrtelecom, Yamalelectrosvyaz, and Electrosvyaz of Kurgan region.

The Board of Directors has taken a decision to increase the Company's authorized capital, and issue additional shares and bonds for reorganization purposes. At present these stock issues are passing the procedure of federal registration with FCSM of Russian Federation.

		1Q2001	1Q2002
1	2	3	4
1. Sales	*RUR ml.*	487.7	689.3
2. Costs	*RUR ml.*	420.0	537.0
3. Sales Profit	*RUR ml.*	67.7	152.4
4. EBITDA	*RUR ml.*	175.8,	275.0
5. Pre-tax Profit	*RUR ml.*	31.7	8.7
6. Net Profit	*RUR ml.*	7.3	8.6
7. Amortization	*RUR ml.*	108.1	122.6
8. Liabilities	*RUR ml.*	391.1	423.5
9. Liabilities per RUR1 of revenues	*RUR*	0.80	0.61
Long-Distance			
10. Domestic Long-Distance Revenues	*RUR ml.*	141.9	143.2
11. International Long-Distance Revenues	*RUR ml.*	19.9	23.3
12. Domestic Long-Distance Traffic	*Min. Thous.*	35 615	39 727
13. International Long-Distance Traffic	*Min. Thous.*	1 891	1 976
Fixed-Line Network			
14. Revenues	*RUR ml.*	153.9	215.9

Investor Relations Dept.
Tel.: (3422) 90 58 63
Fax: (3422) 34 33 36
e-mail: investor@usi.ru

15. Installed Capacity	*Lines thous.*	605.0	657
16. Number of Subscribers	*Lines thous.*	557.0	589
17. Telephone Penetration per 100 inhabitants	*Lines*	18.9	19.6
18. Digitalization	%	54.6	55.7
19. Waiting List	*Lines*	96 772	93 520
Mobile			
20. Revenues	*RUR ml.*	91.0	196.6
21. Installed Capacity, *including*	*Lines*	32 800	168 500
GSM-900	*Lines*	20 000	150 000
NMT-450	*Lines*	9 000	15 000
AMPS-800	*Lines*	3 800	3 800
22. Number of Subscribers, *including*		21 060	77 988
GSM-900		10 725	62 533
NMT-450		8 373	13 715
DAMPS-800		1 962	1 740
Paging			
23. Revenues	*RUR ml.*	3.1	4.3
24. Installed Capacity	*Lines*	20 000	26 000
25. Number of Subscribers	*Lines*	17 891	26 385
Internet (via Perminform)			
26. Revenues	*RUR ml.*	6.3	7.7
27.Number of Subscribers		8 690	9 841
28. Number of Employees	*Thous.*	7.6	7.4
29. Sales per Line (Sales/number of fixed-line and mobile subscribers)	*RUR thous.*	0.797	1.043
30. Sales per Employee (Sales / number of employees)	*RUR thous.*	60.0	93.2
31. Lines per 1 employee	*lines*	73.6	89.3
32. Sales per Share	*RUR*	0.056	0.079
33. Sales Profit per Share	*RUR*	0.0077	0.017
34. Earnings per Share (EPS)	*RUR*	0.0008	0.001

* - in accordance with Russian Accounting Standards

Investor Relations Dept.
Tel.: (3422) 90 58 63
Fax: (3422) 34 33 36
e-mail: investor@usi.ru

UralSvyazInform
68 Lenin St. Perm Russia 614096 Tel. (3422) 34-12-00, fax (3422) 34-33-36
www.uralsviazinform.ru

May 5, 2002

Uralsvyazinform announces the Annual General Meeting

Uralsvyazinform Board of Directors has taken a decision to hold the Annual General Meeting on May 31, 2002 at 10.00 a.m. at the Toll Exchange located on 2, Krupskaya Street, Perm.

The following AGM Agenda has been approved:

1. Approving the annual report, balance sheet, profit and loss statement, 2001 profit and loss allocation.
2. Quantification of the 2001 dividends and determining the order and time of their payment.
3. Board of Directors members election.
4. Setting up the Auditing Commission.
5. Making amendments in the Company Charter and their approval.
6. Approving the new edition of AGM procedure
7. Approving the Provision on the Board of Directors in new edition
8. Approving the Provision on the Managing Committee in new edition.
9. Approving the Company Auditor for 2002
10. Introduction of amendments to the Provision on Auditing Commission.
11. Company entering to ISKRA Federal Business Service Network Operators Association.

The persons listed in the Company shareholder register as of April 15, 2002 are entitled to participate in the UralSvyazInform annual general shareholder meeting.

Coming to the Meeting the shareholders should have the identity card and Voting resolutions, and the shareholders' representatives, apart from that, should have the power of attorney duly certified.

A shareholder has the right to take part in a voting on the agenda by sending his Resolutions to the Company address. The votes sent by the above-mentioned Resolutions will be taken into account to secure a quorum and to sum up the results of voting provided that the Company receives them two days prior to the AGM date, i.e. not later than May 28, 2002, 10:00 a.m. Mailing address to forward voting ballots filled out: Investor Relations Dept., office 302, Lenin Street 68, Perm, 614096, Russian Federation.

Investor Relations Dept.
Tel.: (3422) 90 58 63
Fax: (3422) 34 33 36
e-mail: investor@usi.ru

UralSvyazInform

68 Lenin St. Perm Russia 614096 Tel. (3422) 34-12-00, fax (3422) 34-33-36
www.uralsviazinform.ru

April 4, 2002

2001 Performance Statement

UralSvyazInform's sales as of 2001 were RUR2167ml. or 134.3% as compared to the year of 2000, EBITDA - RUR508ml., sales profit – RUR331ml.

Revenues structure incorporated local telephony – 30%, long-distance telephony – 32%, mobile and paging – 25%, data transmission – 1%, wired radio – 2%, new services (intelligent network and ISDN)– 2%, other revenues – 9%

Overall expenses as of 2001 amounted for RUR1836ml. Expenditure structure is as follows: amortization deductions – 24%, wage fund – 27%, taxes and deductions – 11%, operating costs – 38%.

RUR927ml worth of investments was placed to further develop communication network. Investment sources were corporate funds (48%) and borrowed funds (52%).

The fixed-line installed capacity by the end of the reporting year totaled 655 thousand, wherein subscriber numbers amounted for 580 thousand. Mobile installed capacity totaled 168.6 thousand numbers, and mobile subscribers – 66.3 thousand respectively.

Key Performance Indicators*

		2000	2001
1	2	3	4
1. Sales	*RUR ml.*	1613	2167
2. Costs	*RUR ml.*	1259	1836
3. Operating Profit	*RUR ml.*	355	331
4. EBITDA	*RUR ml.*	462	508
5. Pre-tax Profit	*RUR ml.*	277	71
6. Net Profit	*RUR ml.*	236	36
7. Amortization	*RUR ml.*	185	437
8. Investments	*RUR ml.*	350	927
Long-Distance			
9. Domestic Long-Distance Revenues	*RUR ml.*	502	602
10. International Long-Distance Revenues	*RUR ml.*	73	95
11. Domestic Long-Distance Traffic	*Min. Thous.*	122 826	148 037
12. International Long-Distance Traffic	*Min. Thous.*	6 795	7 624
Local Fixed-Line			
13. Revenues	*RUR ml.*	520,2	659
14. Installed Capacity	*Lines thous.*	605	655
15. Number of Subscribers	*Lines thous.*	549	580
16. Telephone Penetration per 100 inhabitants	*Lines*	18.6	22.6
17. Digitalization	*%*	54.7	59.1
18. Waiting List		83 804	95 387

Mobile

Investor Relations Dept.
Tel.: (3422) 90 58 63
Fax: (3422) 34 33 36
e-mail: investor@usi.ru

19. Revenues	*RUR ml.*	246.0	522
20. Installed Capacity, *including*	*Lines*	31 600	168 600
GSM-900	*Lines*	20 000	150 000
NMT-450	*Lines*	9 000	15 000
AMPS-800	*Lines*	3 600	3 600
21. Number of Subscribers, *including*	*Lines*	18 258	66 299
GSM-900	*Lines*	8 802	50 994
NMT-450	*Lines*	7 578	13 250
DAMPS-800	*Lines*	1 878	2 055
Paging			
22. Revenues	*RUR ml.*	7.2	15.3
23. Installed Capacity	*Lines*	20 000	26 000
24. Number of Subscribers	*Lines*	16 013	25 628
Internet (jointly with *Perminform*)			
25. Revenues	*RUR ml.*	12 330	29 186
26. Number of Employees	*Thous.*	7.6	7.5
27. Sales per Line (Sales/number of fixed-line and mobile subscribers)	*RUR thous.*	2.9	3.3
28. Sales per Employee (Sales / number of employees)	*RUR thous.*	211.3	288,9
29. Lines per employee	*Lines*	80	87
30. Sales per share	*RUR*	0,18	0,25
31. EBITDA per share	*RUR*	0,05	0,06

* *in accordance with Russian accounting standards*

Investor Relations Dept.
Tel.: (3422) 90 58 63
Fax: (3422) 34 33 36
e-mail: investor@usi.ru